Filed by Thunder Bridge Acquisition II, Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Acquisition II, Ltd.

(Commission File No. 001-39022)

indie Semiconductor Reports
First Quarter 2021 Financial Highlights

●	Delivers 74% Year-over-Year Revenue Growth to a Record Q1

●	Forecasts Accelerating Top Line Growth and Continued Non-GAAP Gross Margin Expansion in Q2

●	Reaffirms Strategic Growth Outlook

●	Plans for a June Close of Business Combination with Thunder Bridge Acquisition II and Public Listing on Nasdaq

Aliso Viejo, Calif., May 17, 2021 – indie Semiconductor, an Autotech solutions innovator which is currently in the process of merging with Thunder Bridge Acquisition II, Ltd. (Nasdaq: THBR), a special purpose acquisition company, today announced first quarter 2021 financial highlights for the period ending March 31, 2021. First quarter revenue increased to $8.1 million, up 74 percent from the same period a year ago. Non-GAAP gross margin expanded 210 basis points from March 2020 levels to 40.3 percent. GAAP operating loss for the first quarter of 2021 was $8.1 million compared to a loss of $4.5 million for the first quarter of 2020 reflecting increasing customer-driven R&D investments and preparations for becoming a publicly traded company. On a non-GAAP basis, first quarter 2021 operating loss was $7.6 million versus $4.5 million in the year ago period.

“indie delivered strong first quarter 2021 results driven by broad-based demand for our highly innovative automotive semiconductor and software solutions,” said Thomas Schiller, indie’s chief financial officer and executive vice president of strategy. “We are effectively navigating global supply chain dynamics and are well positioned to capitalize on ADAS, connected car, user interface and electrification applications in support of the world’s premier vehicle OEMs. For the second quarter of 2021, we anticipate accelerating year-over-year top line growth and sustained gross margin expansion, setting the stage for indie to nearly double revenue in 2021. At the same time, we’re excited about the pending closure of our business combination with Thunder Bridge Acquisition II. Upon completion, indie will emerge a pure-play Autotech powerhouse with the financial firepower and scalability to capture significantly larger programs and, in turn, increasingly add to our strategic backlog.”

Q1 Business Highlights

●	Unveiled breakthrough on-board vehicle diagnostics solutions

●	Launched ultrasonic automotive parking-assist sensor systems

●	Augmented senior management team with the addition of Ellen Bancroft, General Counsel; Pilar Barrigas, Vice President, Global Corporate Communications; Steve Machuga, Chief Operating Officer

●	Finalized post-merger board of directors including the addition of David Aldrich (Skyworks Solutions); Diane Brink (IBM); Peter Kight (REPAY); Jeffrey Owens (Delphi); Sonalee Parekh (Hewlett Packard Enterprise)

About indie

indie is empowering the Autotech revolution with next generation automotive semiconductors and software platforms. We focus on edge sensors for Advanced Driver Assistance Systems including LiDAR, connected car, user experience and electrification applications. These technologies represent the core underpinnings of both electric and autonomous vehicles, while the advanced user interfaces transform the in-cabin experience to mirror and seamlessly connect to the mobile platforms we rely on every day. We are an approved vendor to Tier 1 partners and our solutions can be found in marquee automotive OEMs around the world. Headquartered in Aliso Viejo, CA, indie has design centers and sales offices in Austin, TX; Boston, MA; Detroit, MI; San Francisco and San Jose, CA; Budapest, Hungary; Dresden, Germany; Edinburgh, Scotland and various locations throughout China.

Please visit us at www.indiesemi.com to learn more.

In December 2020, indie announced it entered into a definitive agreement to merge with Thunder Bridge Acquisition II, Ltd. (Nasdaq: THBR), a special purpose acquisition company. The transaction is expected to close on or about June 10, 2021, subject to regulatory and shareholder approval, and other customary closing conditions. The combined company will retain the indie Semiconductor name and be listed on Nasdaq under the new ticker symbol INDI.

About Thunder Bridge Acquisition II, Ltd.

Thunder Bridge Acquisition II, Ltd. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In August 2019, Thunder Bridge Acquisition II consummated a $345 million initial public offering (the “IPO”) of 34.5 million units (reflecting the underwriters’ exercise of their over-allotment option in full), each unit consisting of one of the Company’s Class A ordinary shares and one-half warrant, each whole warrant enabling the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share. Thunder Bridge Acquisition II’s securities are quoted on the Nasdaq stock exchange under the ticker symbols THBRU, THBR and THBRW.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, on January 25, 2021, Thunder Bridge Acquisition II filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (SEC File No. 252374) (the “Form S-4”), which includes a proxy statement/prospectus, and was amended on March 23, May 4, May 10, and May 12, 2021. The Form S-4 was declared effective on May 14, 2021, and the definitive proxy statement/prospectus and other proxy materials are being mailed to Thunder Bridge Acquisition II’s shareholders of record as of the close of business on May 10, 2021. Before making any voting or investment decision, Thunder Bridge Acquisition II’s shareholders and other interested persons are urged to read the Form S-4, as amended, the definitive proxy statement/prospectus included in the Form S-4, and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials contain important information about indie, Thunder Bridge Acquisition II and the proposed business combination. The documents filed by Thunder Bridge Acquisition II with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to Thunder Bridge Acquisition II, Ltd., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia, 22066, Attention: Secretary, or by calling (202) 431-0507.

Participants in the Solicitation

indie Semiconductor and Thunder Bridge Acquisition II and their respective directors and executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from Thunder Bridge Acquisition II shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge Acquisition II or indie Semiconductor is set forth in the proxy statement/prospectus for the proposed business combination included in the Form S-4, which is available at www.sec.gov. Information about Thunder Bridge Acquisition II’s directors and executive officers and their ownership of Thunder Bridge Acquisition II ordinary shares is set forth in Thunder Bridge Acquisition II prospectus, dated August 9, 2019 and in the proxy statement/prospectus included in the Form S-4, as may be modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filings. These documents can be obtained free of charge from www.sec.gov.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about our intentions to merge with Thunder Bridge Acquisition II, our future operating results; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. In addition to factors previously disclosed in Thunder Bridge Acquisition II’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge Acquisition II’s shareholders; as well as the availability of semiconductors, our ability to develop, market and gain acceptance for new products, competitive products and pricing pressures, and economic instability, and other risks and uncertainties indicated in the proxy statement/prospectus relating to indie or the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge Acquisition II’s other filings with the SEC. Indie cautions that the foregoing list of factors is not exclusive.

All information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication except as required by law.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities nor shall it constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Media Relations

Pilar Barrigas

949-608-0854

media@indiesemi.com

Investor Relations

ir@indiesemi.com

Unaudited Consolidated Statement of Operations

for the Three Months Ended March 31, 2021 and 2020 ($000s)

	Three months ended
	March 31, 2021	March 31, 2020

Revenue:
Product revenue	$7,483	$4,225
Contract revenue	631	438
Total revenue	8,114	4,663
Operating expenses:
Cost of goods sold	4,848	2,880
Research and development	8,622	4,835
Selling, general and administrative	2,751	1,486
Total operating expenses	16,221	9,201
Loss from operations	(8,107)	(4,538)

Other income (expense), net:
Interest income	7	6
Interest (expense)	(619)	(552)
Other income (expense)	19,093	(293)
Total other income (expense), net	18,481	(839)

Net income (loss) before income taxes	10,374	(5,377)
Income tax expense	13	3

Net income (loss)	10,361	(5,380)
Less: Net loss attributable to noncontrolling interest	(454)	(259)
Net income (loss) attributable to Ay Dee Kay, LLC	$10,815	$(5,121)

Unaudited Reconciliations of Non-GAAP Financial Measures
for the Three Months Ended March 31, 2021 and 2020 ($000)

	Three months ended
	March 31, 2021	March 31, 2020
Computation of non-GAAP gross margin:
GAAP revenue	$8,113	$4,663
GAAP cost of goods sold	4,847	2,880
Non-GAAP gross profit	$3,266	$1,783
Non-GAAP gross margin	40.3%	38.2%

Computation of non-GAAP operating loss:
GAAP loss from operations	$(8,107)	$(4,537)
Acquisition-related expenses	526	-
Non-GAAP operating loss	$(7,581)	$(4,537)

Computation of non-GAAP net income (loss):
GAAP net income (loss)	$10,361	$(5,380)
Acquisition-related expenses	586	-
SAFE note and other fair value adjustments	(19,100)	349
Non-cash interest expense	102	50
Tax adjustments	13	3
Non-GAAP net loss	$(8,038)	$(4,978)

Discussion Regarding the Use of Non-GAAP Financial Measures

Our earnings release contains some or all of the following financial measures that have not been calculated in accordance with United States Generally Accepted Accounting Principles (“GAAP”): (i) non-GAAP gross profit and gross margin, (ii) non-GAAP operating loss and (iii) non-GAAP net income (loss). As set forth in the “Unaudited Reconciliations of Non-GAAP Financial Measures” table, we derive such non-GAAP financial measures by excluding certain expenses and other items from the respective GAAP financial measure that is most directly comparable to each non-GAAP financial measure. Management uses these non-GAAP financial measures to evaluate operating performance and compare it against past periods, make operating decisions, forecast for future periods, compare our operating performance against peer companies and to determine payments under compensation programs. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by eliminating certain expenses and other items that management believes might otherwise make comparisons of our ongoing business with prior periods and competitors more difficult, obscure trends in ongoing operations or improve management’s ability to forecast future periods.

We provide investors with non-GAAP gross profit and gross margin, non-GAAP operating loss, and non-GAAP net income (loss) because we believe it is important for investors to be able to closely monitor and understand changes in our ability to generate income from ongoing business operations. We believe these non-GAAP financial measures give investors an additional method to evaluate historical operating performance and identify trends, an additional means of evaluating period-over-period operating performance and a method to facilitate certain comparisons of our operating results to those of our peer companies. We further believe these non-GAAP measures allow investors to assess the overall financial performance of our ongoing operations by eliminating the impact of acquisition-related expenses (including acquisition-related professional fees, deemed compensation expense, amortization of acquisition-related intangibles and expenses recognized in relation to changes in contingent consideration obligations), expenses recognized in relation to fair value changes in simple agreements for future equity (“SAFEs”) issued by indie, non-cash interest expenses related to the amortization of debt discounts and issuance costs and non-cash tax expenses. We believe that disclosing these non-GAAP financial measures contributes to enhanced financial reporting transparency and provides investors with added clarity about complex financial performance measures.

We calculate non-GAAP gross profit by subtracting cost of sales from revenue. Note, all costs incurred in relation to our contract revenues are expensed as incurred as research and development costs and are therefore not included in the computation of non-GAAP gross profit. We calculate non-GAAP operating loss by excluding from GAAP operating loss, any acquisition-related expenses (including acquisition-related professional fees, deemed compensation expense, and amortization of acquisition-related intangibles). We calculate non-GAAP net income (loss) by excluding from GAAP net income (loss), any acquisition-related expenses (including acquisition-related professional fees, deemed compensation expense, amortization of acquisition-related intangibles and expenses recognized in relation to changes in contingent consideration obligations), expenses recognized in relation to fair value changes in SAFEs issued by indie during 2020, non-cash interest expenses related to the amortization of debt discounts and issuance costs and non-cash tax expenses.

We exclude the items identified above from the respective non-GAAP financial measure referenced above for the reasons set forth with respect to each such excluded item below:

Acquisition-related expenses - including such items as, when applicable, amortization of acquired intangible assets, fair value adjustments to contingent consideration, fair value charges incurred upon the sale of acquired inventory, and acquisition-related expenses because they are not considered by management in making operating decisions and we believe that such expenses do not have a direct correlation to our future business operations and thereby including such charges do not necessarily reflect the performance of our ongoing operations for the period in which such charges or reversals are incurred.

SAFEs and other fair value adjustments - because these adjustments (1) are not considered by management in making operating decisions, (2) are not directly controlled by management, (3) do not necessarily reflect the performance of our ongoing operations for the period in which such charges are recognized and (4) can make comparisons between peer company performance less reliable.

Non-cash interest expense - related to the amortization of debt discounts, warrants, and issuance costs because (1) these expenses are not considered by management in making decision with respect to financing decisions, and (2) these generally reflect non-cash costs.

Deferred tax charges - because such charges do not result in a current period tax payment.

The non-GAAP financial measures presented should not be considered in isolation and are not an alternative for the respective GAAP financial measure that is most directly comparable to each such non-GAAP financial measure. Investors are cautioned against placing undue reliance on these non-GAAP financial measures and are urged to review and consider carefully the adjustments made by management to the most directly comparable GAAP financial measures to arrive at these non-GAAP financial measures. Non-GAAP financial measures may have limited value as analytical tools because they may exclude certain expenses that some investors consider important in evaluating our operating performance or ongoing business performance. Further, non-GAAP financial measures are likely to have limited value for purposes of drawing comparisons between companies as a result of different companies potentially calculating similarly titled non-GAAP financial measures in different ways because non-GAAP measures are not based on any comprehensive set of accounting rules or principles.

To the extent our disclosures contain forward-looking estimates of non-GAAP financial measures, these measures are provided to investors on a prospective basis for the same reasons (set forth above) we provide them to investors on a historical basis. We are generally unable to provide a reconciliation of our forward-looking non-GAAP measures because certain information needed to make a reasonable forward-looking estimate of such non-GAAP measures are difficult to predict and estimate and is often dependent on future events that may be uncertain or outside of our control. Such events may include unanticipated changes in our GAAP effective tax rate, unanticipated one-time charges related to asset impairments (fixed assets, inventory, intangibles, or goodwill), unanticipated acquisition-related expenses, unanticipated settlements, gains, losses and impairments and other unanticipated items not reflective of ongoing operations. Our forward-looking estimates of both GAAP and non-GAAP measures of our financial performance may differ materially from our actual results and should not be relied upon as statements of fact.